UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LINN ENERGY, LLC

(Name of Subject Company)

LINN ENERGY, LLC

(Name of Persons Filing Statement)

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

Linn Energy, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by LINN Energy, LLC, a Delaware limited liability company (“LINN Energy”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2016, relating to the offer by LinnCo, LLC, a Delaware limited liability company (“LinnCo”), to exchange for each outstanding unit representing limited liability company interests (“units”) in LINN Energy, one common share representing limited liability company interests (“shares”) in LinnCo, as disclosed in the Tender Offer Statement on Schedule TO filed by LinnCo with the SEC on March 22, 2016 (together with the exhibits thereto, as amended from time to time, the “Schedule TO”).

Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and restated as follows:

Based on LINN Energy’s records and information provided to LINN Energy by its affiliates, directors and executive officers, neither LINN Energy nor, to the best of its knowledge any of its affiliates, directors or executive officers, have effected any transactions in LINN Energy’s units during the 60 days before the date of this Amendment No. 3.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately preceding the heading “Forward-Looking Statements”:

Final Results of the Exchange Offer and Expiration of the Subsequent Offering Period

The subsequent offering period for the Offer (the “Subsequent Offering Period”) expired at 12:00 midnight (New York City time) on Monday, August 1, 2016. American Stock Transfer & Trust Company, the exchange agent for the Offer, has advised LinnCo that a total of 19,954,774 LINN Energy units were validly tendered during the Subsequent Offering Period and an aggregate of 123,909,317 LINN Energy units (including LINN Energy units accepted for exchange during the initial offering period), representing approximately 35% of LINN Energy’s issued and outstanding units, were validly tendered and not validly withdrawn pursuant to the Exchange Offer and have been accepted by LinnCo for exchange. LinnCo has promptly issued new LinnCo shares for all such tendered LINN Energy units in accordance with the terms of the Offer. LinnCo now owns approximately 71% of LINN Energy’s issued and outstanding units.

On August 2, 2016, LinnCo issued a press release announcing the final results of the Offer and the expiration of the Subsequent Offering Period. The full text of the press release issued by LinnCo on August 2, 2016 in connection with the final results of the Offer and the expiration of the Subsequent Offering Period is filed as Exhibit (a)(5)(J) hereto and is incorporated by reference herein.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by the restatement of Exhibit (a)(4) and the addition of Exhibits (a)(1)(D), (a)(4)(2), (a)(5)(G), (a)(5)(H), (a)(5)(I) and (a)(5)(J) as set forth below:

Exhibit No.	Description

(a)(1)(D)	Prospectus Supplement No. 1 to the Prospectus/Offer to Exchange, filed on May 12, 2016 (incorporated by reference to LinnCo’s Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) on May 12, 2016).

(a)(4)(1)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(4)(2)	Exhibit (a)(1)(D) is incorporated by reference.

(a)(5)(G)	Press Release dated May 11, 2016 (incorporated by reference to LinnCo’s Amendment No. 4 to Schedule TO filed on May 11, 2016).

(a)(5)(H)	Press Release dated May 24, 2016 (incorporated by reference to LinnCo’s Amendment No. 5 to Schedule TO filed on May 24, 2016).

(a)(5)(I)	Press Release dated July 1, 2016 (incorporated by reference to LinnCo’s Amendment No. 6 to Schedule TO filed on July 1, 2016).

(a)(5)(J)	Press Release dated August 2, 2016 (incorporated by reference to LinnCo’s Current Report on Form 8-K filed on August 2, 2016).

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINN ENERGY, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: August 2, 2016